UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

Clough Global Dividend & Income Fund
(Name of Issuer)

Common Shares
(Title of Class of Securities)

18913Y103
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 10 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18913Y103	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		1,633,500
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		1,633,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,633,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.72%[1]

14	TYPE OF REPORTING PERSON PN; IA

______________________________
1 The percentages used in this Schedule 13D are calculated based upon 10,392,606 Common Shares outstanding as of April 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on July 8, 2016.

CUSIP No. 18913Y103	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		1,633,500
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		1,633,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,633,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.72%[1]

14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used in this Schedule 13D are calculated based upon 10,392,606 Common Shares outstanding as of April 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on July 8, 2016.

CUSIP No. 18913Y103	SCHEDULE 13D	Page 4 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common shares, (the "Common Shares"), of Clough Global Dividend & Income Fund (the "Issuer"). The Issuer's principal executive offices are located at 1290 Broadway, Suite 1100, Denver, CO 80203.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i)	Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital"); and

(ii)	Mr. Boaz R. Weinstein ("Mr. Weinstein").

This statement is being jointly filed by Saba Capital and Mr. Weinstein (together, the "Reporting Persons") with respect to the ownership of the Common Shares by (the following, the "Saba Entities"): Saba Capital Master Fund Ltd. ("SCMF"), Saba Capital Master Fund II AIV, L.P. ("SCMF II"), Saba Capital Leveraged Master Fund Ltd. ("SCLMF"), Saba Capital Series LLC Series 1 ("SCS"), Saba Capital CEF Opportunities 1, Ltd. ("SCEF 1") and Saba Capital CEF Opportunities 2, Ltd. ("SCEF 2").[2] Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Information required by Instruction C of Schedule 13D with respect to Management is set forth herein.

The filing of this statement should not be construed as an admission that any Reporting Person, Management or any Saba Entity is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Shares reported herein.

(b)	The address of the business office of each of the Reporting Persons and Management is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(c)

The principal business of: (i) Saba Capital is to serve as investment manager to the Saba Entities, (ii) Mr. Weinstein, an individual, is investment management and serving as the Managing Member of Management and other affiliated entities and (iii) Management is to serve as general partner of Saba Capital.

______________________________
2 Saba Capital is the investment manager of the Saba Entities and by virtue of such status may be deemed to be the beneficial owner of the securities held by the Saba Entities. Saba Capital Management GP, LLC ("Management") is the general partner of Saba Capital. Management does not directly hold any Common Shares. Boaz R. Weinstein is the Managing Member of Management and as a result may be deemed to have voting and investment power with respect to the securities held by the Saba Entities.

CUSIP No. 18913Y103	SCHEDULE 13D	Page 5 of 10 Pages

(d)	None of the Reporting Persons or Management has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons or Management has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States. Management is a limited liability company organized under the laws of Delaware.

The Reporting Persons have executed a Joint Filing Agreement, dated January 6, 2017, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1 and SCEF 2 and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $19,029,609 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the Common Shares are undervalued and represent an attractive investment opportunity.

The Reporting Persons may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board appointments, governance, management, capitalization and strategic plans and matters relating to the open or closed end nature of the Issuer and timing of any potential liquidation of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the open or closed end nature of the Issuer or timing of any potential liquidation of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 18913Y103	SCHEDULE 13D	Page 6 of 10 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Shares.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 10,392,606 Common Shares outstanding as of April 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on July 8, 2016.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected within the past sixty days by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 18913Y103	SCHEDULE 13D	Page 7 of 10 Pages

(d)

No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 18913Y103	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 6, 2017

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

            This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade	Common Shares
Date	Purchased (Sold)	Price
1/5/2017	21,791	12.10
1/4/2017	16,423	12.09
12/29/2016	45,072	11.94
12/28/2016	24,360	11.97
12/23/2016	2,812	11.93
12/22/2016	25,343	11.97
12/21/2016	58,960	11.98
12/20/2016	11,500	11.99
12/19/2016	206,540	11.83
12/16/2016	19,032	11.78
12/15/2016	123,319	11.74
12/14/2016	56,100	11.74
12/13/2016	9,983	11.81
11/30/2016	500	11.93
11/29/2016	22,030	11.89
11/21/2016	40,013	11.53
11/18/2016	174,292	11.46
11/17/2016	13,236	11.38
11/16/2016	30,136	11.36
11/15/2016	28,447	11.48
11/14/2016	230,938	11.50
11/11/2016	18,000	11.53
11/10/2016	130,800	11.63
11/8/2016	20,000	11.41
11/7/2016	34,334	11.46

CUSIP No. 18913Y103	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: January 6, 2017

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823